PRACTUS

March 14, 2019

Ms. Rebecca Ament Marquigny
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: PFS Funds Trust (the “Trust”) (File Nos. 333-94671 and 811-09781)

Dear Ms. Ament Marquigny:

     On December 28, 2018, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 165 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 165 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of adding the Castle Tandem Fund (the “Fund”) as a new portfolio series of the Trust. You recently provided comments to my colleague relating to the filing. This letter responds to those comments and is being submitted to you in a correspondence filing. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment.

General

1. Comment: If a comment impacts disclosure in more than one place in the filing, please confirm that you will make the changes to all the impacted areas of the filing.

    Response: The Trust confirms that it has attempted to comply with the direction contained in your comment.

Prospectus

2. Comment: State whether the Fund intends to rely on the exception provided by Rule 30e-3 of the 1940 Act. If yes, does the Fund intend to add the required legend to the prospectus cover?

    Response: The Trust intends to comply with the requirements of Rule 30e-3 of the 1940 Act and, as a result, has added the required disclosure to the front cover of the Fund’s prospectus.

3. Comment: In the Annual Fund Operating Expense table, the Trust references in footnote (b) a Services Agreement entered into between the Trust and the Fund’s investment adviser. Please explain how the Services Agreement works. Confirm that the

JOHN H. LIVELY I MANAGING PARTNER

11300 Tomahawk Creek Pkwy I Ste. 310 I Leawood, KS 66211 I p: 913.660.0778 I c: 913.523.6112 Practus, LLP I John.Lively@Practus.com I Practus.com

Ms. Ament Marquigny U.S. Securities and Exchange Commission March 14, 2019

fees collected from the Services Agreement are not used to pay distribution expenses. In addition, the footnote mentions that the Fund’s investment adviser has agreed to waive 0.40% of its 0.58% service fee through October 31, 2020. Explain who can terminate the waiver agreement and under what circumstances. Also, if the Fund’s investment adviser can recoup any previously waived Service Fees please disclose that in the footnote.

    Response: Pursuant to the terms of the Services Agreement, the Fund’s investment adviser agrees to pay all the Fund’s operating expenses excluding management fees, brokerage fees and commissions, 12b-1 fees, taxes, borrowing costs (such as (a) interest and (b) dividend expenses on securities sold short), the cost of acquired funds and extraordinary expenses. To help clarify how the Services Agreement operates, we note that the Fund’s investment adviser has agreed to pay the following operating expenses, among others, pursuant to the Services Agreement: routine legal and auditing fees; administration, fund accounting and transfer agency fees; insurance; pricing fees; independent trustee fees; compliance related fees; printing and mailing costs for reports sent to existing shareholders; and BlueSky fees. The footnote has been written to list only those operating expenses that the investment adviser will not cover under the Services Agreement. We believe that this approach is consistent with how fund groups disclose carve outs in their expense limitation arrangements. In addition, the Services Agreement operates effectively to limit expenses incurred by shareholders similar to an expense limitation agreement.

The Trust confirms that the fees provided for under the Services Agreement are not intended to be used to pay distribution expenses. Again, the service fees will be used to pay the Fund’s operating expenses as noted herein. A Side Letter Agreement between the Trust and the investment adviser controls the fee waiver. The Side Letter Agreement may be terminated by the Board of Trustees.. The Fund’s investment adviser cannot terminate the Side Letter Agreement during the term. There is no right of recoupment under the Services Agreement or Side Letter Agreement. The Trust will file copies of all these agreements via EDGAR

3. Comment: The Fund states in the principal investment strategy section of the prospectus that it may invest in American Depository Receipts (“ADRs”). State whether the Fund will invest in sponsored and/or unsponsored ADRs. Include risk disclosure for unsponsored ADRs if the Fund expects to invest in them.

    Response: The Fund intends to invest in sponsored ADRs. This has been clarified in the principal investment strategy discussion.

4. Comment: The Fund states in the principal investment strategy section of the prospectus that it may invest a significant portion of its assets in a particular sector. Does the Fund intend to focus its investments in a particular sector?

    Response: The Fund does not intend to focus its investments in any particular sector, although the application of its investment strategy may, from time to time, identify a number of companies from the same sector. The Fund does not want to limit its ability to

Ms. Ament Marquigny U.S. Securities and Exchange Commission March 14, 2019

invest in its best ideas regardless of sector so that is why this statement is contained in the prospectus. Over time if the Fund’s investments end up being focused in one or more sectors, additional sector specific risk may be added to address those risks.

5. Comment: Please move the statement “The Fund may be overweight in certain sectors at various times.” to the principal strategy discussion. Explain what you mean by “overweight.” Overweight to what?

    Response: The Fund has moved the sentence as requested. The Fund has added disclosure to its Item 9 discussion to explain what “overweight” means to the Fund.

6. Comment: The Fund states in the principal investment strategy section of the prospectus that its proprietary investment selection process starts by applying quantitative analysis across a universe of approximately 2,600 stocks. Please explain how the Fund comes up with the universe of 2,600 stocks.

    Response: The Fund has added disclosure to its Item 9 discussion explaining how the universe of stocks has developed over the years.

7. Comment: Provide more information as to why the Sub-Adviser’s approach to investing is unique compared to other funds that use a quantitative strategy.

    Response: The Fund has added disclosure to its Item 9 discussion to explain what differentiates this investment strategy from other quantitative funds.

8. Comment: The Fund states in the principal investment strategy section of the prospectus that it may sell or reduce the Fund’s position in a security if it experiences “significant relative underperformance.” Explain what a security’s performance is being compared to in order to determine whether it has experienced “significant relative underperformance.”

    Response: The Fund has added disclosure explaining the performance of a stock is compared to the performance of the S&P 500 Index.

9. Comment: The Fund states in the principal investment strategy section of the prospectus that it may hold the uninvested portion of its assets in, among other things, short-term debt obligations. Confirm that these short-term debt obligations will consist of investment grade only investments or add disclosure to the prospectus explaining the lowest grade the Fund may invest in.

    Response: The Trust confirms that, as it relates to the principal investment strategy discussion on investments in short-term debt obligations, all such investments will be investment grade. Disclosure had been added to the prospectus explaining this.

10. Comment: Move the second and third sentences in the “Foreign Risk” section to the

Ms. Ament Marquigny U.S. Securities and Exchange Commission March 14, 2019

discussion of ADRs in the principal investment strategy section of the prospectus.

     Response: The Trust has revised the disclosure as you have requested.

11. Comment: The Fund’s responses to the requirements of Items 4 and 9 of Form N-1A should not be identical. Please revise these two sections to comply with the requirements of Form N-1A.

     Response: The Trust has revised the disclosure as you have requested.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely, /s/ John H. Lively John H. Lively

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